

January 14, 2015

Via E-mail
Mr. Song Lv, Chief Financial Officer
Sinocoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road 10th Floor
Chengshi Xin Yong She, Tiyu Road, Xinhau District
Pingdingshan, Henan Province
People's Republic of China 467000

> **Re: Sinocoking Coal and Coke Chemical Industries, Inc.**
> **Form 10-K for the year ended June 30, 2014**
> **Filed September 29. 2014**
> **File No. 1-15931**

Dear Mr. Lv:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K filed September 29, 2014

Item 1. Business

Our Products and Operations, page 6

1.   Please provide us with a detailed reconciliation of coal purchased, products produced, and products sold.

Property, Plant and Equipment, page 19

2.   We note your disclosure of proven and probable reserves for each of your coal mines. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report(s) or the information that establishes the legal, technical and

economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. This information should include:

- Acreage breakdown by owned, leased or other.

- Maps showing property, mine permit and reserve boundaries; including recent and historic production areas.

- Drill-hole maps showing drill intercepts.

- Justifications for the drill hole spacing used at various classification levels.

- General cross-sections that indicate the relationship between coal seams, geology, and topography.

- A detailed description of your procedures for estimating reserves.

- The specific criteria used to estimate reserves.

- An indication of how many years are left in your longest-term mining plan for each reserve block.

- Site specific economic justification for the criteria you used to estimate reserves.

- Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections.

- Third party reviews of your reserves that were developed within the last three years.

- Any other information needed to establish legal, technical and economic feasibility.

To minimize the transfer of paper, if possible please provide the requested information on a CD formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call if he has questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Signatures, page 57

3.   In future filings please ensure that your controller or principal accounting officer signs the Form 10-K on behalf of the registrant. See General Instruction D of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at 202-551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or me at 202-551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief